UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

LUCID GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

549498 103

(CUSIP Number)

Jonathan Butler, General Counsel

c/o Lucid Group, Inc.

7373 Gateway Boulevard

Newark, CA 94560

Telephone: (510) 648-3553

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,041,393
	8	SHARED VOTING POWER 1,366,658,905 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 1,374,700,298 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,700,298 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.49% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO – Sovereign Wealth Fund of the Kingdom of Saudi Arabia

1	NAME OF REPORTING PERSONS Ayar Third Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,366,658,905 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,658,905 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.14% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Yasir O. Al Rumayyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,604,595 (see Item 5 below)
	8	SHARED VOTING POWER 1,366,658,905 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 4,604,595 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,263,500 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.34% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Turqi A. Alnowaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,122,236 (see Item 5 below)
	8	SHARED VOTING POWER 1,366,658,905 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 2,122,236 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,781,141 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.23% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

EXPLANATORY STATEMENT

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the initial statement on Schedule 13D, filed on July 27, 2021 (the “Initial Schedule 13D”) by the undersigned, and amendment No. 1 to the Initial Schedule 13D, filed on November 15, 2022 (“Amendment No. 1”) and amendment No. 2 to the Initial Schedule 13D, filed on December 22, 2022 (“Amendment No. 2” and collectively with the Initial Schedule 13D and Amendment No. 1, referred to as the “Prior Schedule 13D”). This Amendment No. 3 amends the Prior Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings given to them in the Prior Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended to add the following language:

On May 31, 2023, the Issuer announced it had priced an underwritten public offering of 173,544,948 shares of its Class A common stock, par value $0.0001 per share (“Class A Common Stock”) for aggregate gross proceeds to the Issuer of approximately $1.2 billion (the “Public Offering”). On June 22, 2023, Ayar Third Investment Company (“Ayar”) purchased from the Issuer 265,693,703 shares of Class A Common Stock for aggregate purchase price of approximately $1.8 billion in a private placement (the “Private Placement”) pursuant to a subscription agreement (the “Subscription Agreement”) entered into concurrently with the Public Offering

Pursuant to the Subscription Agreement, subject to certain exceptions, Ayar has agreed not to, among other things, offer, sell, pledge or otherwise transfer any shares of Class A Common Stock for six months after the date of the closing of the transaction contemplated by the Subscription Agreement.

The description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement included as Exhibit 5 hereto.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Prior Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:

•	PIF directly owns 8,041,393 shares of Class A Common Stock and has sole voting and dispositive power of such shares. PIF may, pursuant to Rule 13d-3, be deemed to beneficially own the 1,366,658,905 shares of Class A Common Stock directly owned by Ayar and aggregating to a beneficial ownership of 1,374,700,298 shares. The Ayar securities and the Class A Common held directly by PIF represent approximately 60.49% of the Issuer’s issued and outstanding shares Class A Common Stock. PIF disclaims beneficial ownership of the Ayar securities except to the extent of its pecuniary interest therein.

•	Ayar directly owns 1,366,658,905 shares of Class A Common Stock and has shared voting power over such shares which represent approximately 60.14% of the Issuer’s issued and outstanding shares of Class A Common Stock.

•	H.E. Al Rumayyan as the sole manager of Ayar has shared voting power over 1,366,658,905 shares of Class A Common Stock held by Ayar. In addition, H.E. Al Rumayyan has sole voting and dispositive power over 4,604,595 shares of Class A Common Stock held in his name, which do not include options to purchase shares of Class A Common Stock that are not exercisable within 60 days from the date hereof. Accordingly, H.E. Al Rumayyan may be deemed to beneficially own an aggregate of 1,371,263,500 shares of Class A Common Stock, representing approximately 60.34% of the Issuer’s issued and outstanding shares of Class A Common Stock. H.E. Al Rumayyan disclaims beneficial ownership of any securities held by Ayar. Due to a scrivener’s error, in Amendment No. 2, the number of shares of Class A Common Stock over which H.E. Al Rumayyan was reported to have sole voting and dispositive power was reflected as 4,654,595 rather than the correct number of 4,604,595. This Amendment No. 3 corrects such scrivener’s error and such correction does not reflect or result from any disposition of any shares of Class A Common Stock by H.E. Al Rumayyan.

•	Mr. Alnowaiser, based on his authority delegated to him by H.E. Al Rumayyan, the sole manager of Ayar, has shared voting power over 1,366,658,905 shares of Class A Common Stock held by Ayar. In addition, Mr. Alnowaiser has sole voting and dispositive power over 2,122,236 shares of Class A Common Stock held in his name, which includes 32,258 shares issuable pursuant to Restricted Stock Units that will not vest for more than 60 days from the date hereof. Accordingly, Mr. Alnowaiser may be deemed the beneficial owner of an aggregate of 1,368,781,141 shares of Class A Common Stock, representing approximately 60.23% of the Issuer’s issued and outstanding shares of Class A Common Stock. Mr. Alnowaiser disclaims beneficial ownership of any securities held by Ayar.

Based on conversations with the Issuer, the percentages set forth in this Item 5(a) are based on 2,272,623,825 shares of Class A Common Stock issued and outstanding as of March 31, 2023 after giving effect to the Public Offering and the Private Placement, as reported by the Issuer in a prospectus supplement relating to the Public Offering dated May 31, 2023.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(c) Ayar Third Investment Company engaged in the Private Placement with the Issuer, purchasing 265,693,703 shares of Class A Common Stock for $6.83 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13D is hereby amended to add the following language:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Concurrently with entering into the Subscription Agreement, the Company entered into an amendment to the Investor Rights Agreement (the “IRA Amendment”). Pursuant to the IRA Amendment, Ayar will be entitled to certain registration rights, including demand, piggy-back and shelf registration rights, with respect to the shares of Class A Common Stock Ayar purchased in the Private Placement. The description of the IRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA Amendment included as Exhibit 6 hereto.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to add the following language:

Exhibit Number	Description of Exhibit

5	Subscription Agreement, dated May 31, 2023 between Lucid Group, Inc. and Ayar Third Investment Company (filed as Exhibit 10.1 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on June 5, 2023, and incorporated herein by reference).

6	Amendment No. 2, dated May 31, 2023, to the Investor Rights Agreement between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto (filed as Exhibit 10.2 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on June 5, 2023, and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

THE PUBLIC INVESTMENT FUND

By:	The Public Investment Fund
/s/ Yasir O. AlRumayyan
Name:	Yasir O. AlRumayyan
Title:	Governor